# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENCO SHIPPING & TRADING LTD, CIK 0001326200
CUSIP: Y2685T131
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, NEW YORK, New York (NY), 10171
Date of event which requires filing of this statement: 01/13/2026
Filed by CIK 0001318885
Persons authorized to receive notices and communications: Mr. Ioannis Zafirakis, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-947-0100

## Reporting persons
- DIANA SHIPPING INC. (CIK 0001318885): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 6,413,151; shared voting power 0; sole dispositive power 6,413,151; shared dispositive power 0; aggregate amount beneficially owned 6,413,151 (14.8% of the class)
  Comment: Calculated based on 43,243,165 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value per share
Name of issuer: GENCO SHIPPING & TRADING LTD
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, NEW YORK, New York (NY), 10171
Comment: This Amendment No. 4 (this "Amendment") amends and supplements, to the extent set forth herein, the statement on Schedule 13D originally filed by Reporting Person with the Securities and Exchange Commission (the "SEC") on July 17, 2025 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed on July 31, 2025 ("Amendment No. 1"), Amendment No. 2 thereto filed on September 30, 2025 ("Amendment No. 2") and Amendment No. 3 thereto filed on November 24, 2025 ("Amendment No. 3" and collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment, the "Current Schedule 13D"). Except as expressly provided herein, this Amendment does not modify the information previously reported on the Current Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to them in the Current Schedule 13D. This Amendment relates to the shares of common stock (the "Shares"), par value $0.01 per share, of Genco Shipping & Trading Limited, a Marshall Islands corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Current Schedule 13D is hereby amended and restated as follows:

This Amendment is being filed on behalf of the Reporting Person.
Residence or business address: The identity, present principal occupation/employment, business address and citizenship of the executive officers, directors, and controlling persons of the Reporting Person (the "Principals") is set forth in Exhibit A hereto.
Present principal occupation or employment: The principal business address for the Reporting Person is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.
Criminal convictions in the last five years: The Reporting Person, and, to the best of its knowledge, the Principals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person, and, to the best of its knowledge, the Principals have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is incorporated under the laws of the Republic of the Marshall Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The information set forth in Item 4 and Item 5(c) of this Amendment is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Current Schedule 13D is hereby amended and supplemented to add the following:

As disclosed in Amendment No. 3, on November 24, 2025, the Reporting Person submitted a non-binding proposal (the "Proposal") to the board of directors of the Issuer to acquire all of the issued and outstanding Shares not already owned by the Reporting Person for a cash consideration of US$20.60 per share (the "Proposed Transaction"). A copy of the Proposal was attached as Exhibit C to Amendment No. 3 and is incorporated herein by reference.

The Proposed Transaction would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including an extraordinary corporate transaction involving the Issuer, a change in the present board of directors or management of the Issuer, the termination of the registration of the Shares under the Securities Act of 1934 and the delisting of a class of securities of the Issuer from the New York Stock Exchange. The Reporting Person may, at any time and from time to time, formulate other plans or proposals regarding the Issuer and the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

On January 8, 2026, pursuant to a letter from the Issuer's Board of Directors (the "Genco January 8th Response Letter"), the Reporting Person was notified that the Board of Directors of the Issuer had rejected the Proposal. A copy of the Genco January 8th Response Letter is attached as Exhibit E to this Amendment and is incorporated herein by reference.

On January 13, 2026, the Reporting Person issued a Press Release in response to the Genco January 8th Response Letter, which is attached as Exhibit F to this Amendment and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Current Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person may be deemed to beneficially own 6,413,151 Shares, constituting approximately 14.8% of the total outstanding Shares of the Issuer. This percentage is based on an aggregate of 43,243,165 Shares outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q and filed with the SEC on November 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Person has the sole power to vote or direct the vote of 6,413,151 Shares and has the shared power to vote or direct the vote of 0 Shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in respect of the Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The description set forth in Item 4 of this Amendment is incorporated herein by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Directors and Officers of the Reporting Person.

Exhibit E: Response Letter, dated January 8, 2026, from the Board of Directors of the Issuer to the Reporting Person.

Exhibit F: Press Release, dated January 13, 2026, issued by the Reporting Person.

## Signatures
- DIANA SHIPPING INC.: /s/ Ioannis Zafirakis, Ioannis Zafirakis, Authorized Representative (01/13/2026)